UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

GLOWPOINT, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

379887201
(CUSIP Number)

 Jason B. Beauvais
Senior Vice President, General Counsel,
Chief Compliance Officer and Secretary
Main Street Capital Corporation
1300 Post Oak Boulevard
Houston, Texas 77056
(713) 350-6000

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON GP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON Christopher M. Atkins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON Brian Pessin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 603,010
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 603,010
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 603,010
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON Main Street Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,645,414
	8	SHARED VOTING POWER 66,103
	9	SOLE DISPOSITIVE POWER 7,645,414
	10	SHARED DISPOSITIVE POWER 66,103
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,711,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON Sandra and Norman Pessin JTWROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,035,059
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,035,059
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,035,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 379887201

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

GP Investment was dissolved and ceased to exist effective the date hereof (the “GP Dissolution”).  In connection with the GP Dissolution, effective the date hereof, all of the shares of Common Stock owned by GP Investment were distributed to MSCC, Brian Pessin and Sandra and Norman Pessin JTWROS in the same proportion as their respective membership interests in GP Investment.  Concurrently with the GP Dissolution, the Joint Filing Agreement dated August 16, 2013 and Joint Filing Agreement dated August 20, 2014 (collectively, the “Joint Filing Agreements”) were terminated by the respective Reporting Persons parties thereto.  Accordingly, the Reporting Persons are no longer members of a Section 13(d) group with one another.  Brian Pessin, Christopher M. Atkins and GP Investment, as the beneficial owners of 1.7%, 0% and 0% of the outstanding shares of Common Stock, respectively, shall cease to be Reporting Persons immediately after the filing of this Amendment No. 3.  Each of MSCC and Sandra and Norman Pessin JTWROS will continue to file separate statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Schedule 2 provides updated information with respect to (i) each executive officer, director and manager, as applicable, of MSCC; (ii) each person controlling MSCC; and (iii) each executive officer and director of any corporation or other person ultimately in control of MSCC.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 35,805,000 shares of Common Stock outstanding, as of November 3, 2014, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2014.

(a)           As of the date hereof, MSCC directly owned 7,645,414 shares of Common Stock, representing approximately 21.4% of the shares of Common Stock outstanding.   MSCC may be deemed to beneficially own an additional 47,741 shares and 18,362 shares of Common Stock, representing less than 1% of the shares of Common Stock outstanding, held by Main Street Mezzanine Fund LP and Main Street Capital II, LP, respectively.  Main Street Mezzanine Fund LP and Main Street Capital II, LP are subsidiaries of MSCC.  MSCC disclaims beneficial ownership of such shares.

As of the date hereof, Brian Pessin directly owned 603,010 shares of Common Stock, representing approximately 1.7% of the shares of Common Stock outstanding.

As of the date hereof, Sandra and Norman Pessin JTWROS directly owned 7,035,059 shares of Common Stock, representing approximately 19.6% of the shares of Common Stock outstanding.

CUSIP NO. 379887201

As of the date hereof, neither GP Investment nor Christopher M. Atkins beneficially owned any shares of Common Stock.

(b)           MSCC may be deemed to share with Main Street Mezzanine Fund LP and Main Street Capital II, LP, subsidiaries of MSCC, the power to vote and dispose of the Common Stock directly owned by Main Street Mezzanine Fund LP and Main Street Capital II, LP.  MSCC has sole power to vote and dispose of the shares of Common Stock it owns directly.

Brian Pessin has sole power to vote and dispose of the shares of Common Stock he owns directly.

Sandra and Norman Pessin JTWROS have sole power to vote and dispose of the shares of Common Stock they own directly.

(c)           Other than the distribution of shares of Common Stock related to the GP Dissolution, none of the Reporting Persons have entered into any transactions in the shares of Common Stock during the past sixty days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock he or it owns.

(e)           Neither GP Investment, Brian Pessin nor Christopher M. Atkins is the beneficial owner of more than 5% of the outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the GP Dissolution and the related distribution of shares of Common Stock described in Item 2 above.

The Joint Filing Agreements were terminated by the respective Reporting Persons parties thereto as described in Item 2 above.

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GP INVESTMENT HOLDINGS, LLC

By:	/s/ Christopher M. Atkins
	Name:	Christopher M. Atkins
	Title:	President

By:	/s/ Brian Pessin
	Name:	Brian Pessin
	Title:	Chief Executive Officer

Dated:  December 31, 2014

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Christopher M. Atkins
Name: Christopher M. Atkins

Dated:  December 31, 2014

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Brian Pessin
Name: Brian Pessin

Dated:  December 31, 2014

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAIN STREET CAPITAL CORPORATION

By:	/s/ Jason B. Beauvais
	Name:	Jason B. Beauvais
	Title:	General Counsel

Dated:  December 31, 2014

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANDRA AND NORMAN PESSIN JTWROS

/s/ Sandra Pessin
Name: Sandra Pessin

/s/ Norman Pessin
Name: Norman Pessin

Dated:  December 31, 2014

CUSIP NO. 379887201

SCHEDULE 2

EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS
OF MAIN STREET CAPITAL CORPORATION

The name and present principal address of each executive officer and director of each of Main Street Capital Corporation, each person controlling Main Street Capital Corporation, and each executive officer and director of any corporation or other person ultimately in control of Main Street Capital Corporation are set forth below.  Unless otherwise noted, the business address for each person listed below as an officer or director of Main Street Capital Corporation is c/o Main Street Capital Corporation, 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056. All executive officers, directors, and controlling persons listed are United States citizens.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

Directors
Michael Appling, Jr.	CEO, TNT Crane & Rigging, Inc. 925 S Loop W Houston, TX 77054
Joseph E. Canon	Executive VP, Dodge Jones Foundation 400 Pine St Abilene, TX 79601
Arthur L. French	Advisor to LKCM Capital Group 301 Commerce St #1600 Fort Worth, TX 76102
J. Kevin Griffin	Senior VP of Financial Planning & Analysis, Novant Health 2085 Frontis Plaza Blvd Winston-Salem, NC 27103
John E. Jackson	CEO, Spartan Energy Partners 24 Waterway Avenue, Suite 850 The Woodlands, TX 77380
Vincent D. Foster	Chairman of the Board, CEO and President, Main Street Capital Corporation
Officers
Vincent D. Foster	Chairman of the Board, President and Chief Executive Officer
Dwayne L. Hyzak	Chief Operating Officer and Senior Managing Director
Brent D. Smith	Chief Financial Officer and Treasurer
Curtis L. Hartman	Chief Credit Officer and Senior Managing Director
David L. Magdol	Chief Investment Officer and Senior Managing Director
Rodger A. Stout	Executive Vice President
Jason B. Beauvais	Senior Vice President, General Counsel, Chief Compliance Officer and Secretary
Nicholas T. Meserve	Managing Director
Travis L. Haley	Managing Director
Shannon D. Martin	Vice President, Chief Accounting Officer and Assistant Treasurer